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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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SEC Mail Processing Section
FEB 23 2015
Washington DC
404

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66216 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Apple Lane Group

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2393 Main Street
(No. and Street)

| Lancaster | MA | 01523 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dayna Gant (617)747-4299
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stowe & Degon LLC
(Name – *if individual, state last, first, middle name*)

| 95A Turnpike Road | Westboro | MA | 01581 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

2/23/15

## OATH OR AFFIRMATION

I, Dayna Gant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Apple Lane Group LLC, as of February 2, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA FERRIS
Notary Public
Commonwealth of Massachusetts
My Commission Expires July 23, 2021

Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# APPLE LANE GROUP, LLC

## TABLE OF CONTENTS

STOWE & DEGON LLC

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Director
Apple Lane Group, LLC
Lancaster, Massachusetts

We have audited the accompanying financial statements of Apple Lane Group, LLC ("the Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Apple Lane Group, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Apple Lane Group, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information in Schedule I - Computation of Net Capital Under Rule 15c3-1; Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); and Schedule III - Information for Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of the Apple Lane Group, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stowe & Degon LLC

February 2, 2015


95A TURNPIKE ROAD • WESTBOROUGH, MASSACHUSETTS 01581
TELEPHONE (508) 983-6700 • FAX (508) 983-6701
*www.stowedegon.com*

# APPLE LANE GROUP, LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2014

### ASSETS

| | |
|---|---|
| Cash | $ 22,830 |
| Total assets | $ 22,830 |

### LIABILITIES AND MEMBER'S CAPITAL

| | |
|---|---|
| Accounts payable and accrued expenses | $ 11,819 |
| Total liabilities | 11,819 |
| Member's capital | 11,011 |
| Total liabilities and member's capital | $ 22,830 |

See notes to financial statements.

# APPLE LANE GROUP, LLC

## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2014

| | | |
|---|---|---|
| OPERATING EXPENSES: | | |
| Regulatory fees | $ | 2,216 |
| Professional fees | | 4,650 |
| Technology and data communications | | 554 |
| Travel | | 53 |
| Other operating expenses | | 1,104 |
| Total operating expenses | | 8,577 |
| LOSS FROM OPERATIONS | | (8,577) |
| INTEREST INCOME | | 15 |
| NET LOSS | $ | (8,562) |

See notes to financial statements.

# APPLE LANE GROUP, LLC

## STATEMENT OF CHANGES IN MEMBER'S CAPITAL
## FOR THE YEAR ENDED DECEMBER 31, 2014

| | | |
|---|---|---|
| MEMBER'S CAPITAL, BEGINNING OF YEAR | $ | 30,674 |
| NET LOSS | | (8,562) |
| MEMBER DISTRIBUTIONS | | (11,101) |
| MEMBER'S CAPITAL, END OF YEAR | $ | 11,011 |

See notes to financial statements.

# APPLE LANE GROUP, LLC

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2014

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $ | (8,562) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Accounts payable and accrued expenses | | (355) |
| Net cash used in operating activities | | (8,917) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Member distributions | | (11,101) |
| NET DECREASE IN CASH | | (20,018) |
| CASH, BEGINNING OF YEAR | | 42,848 |
| CASH, END OF YEAR | $ | 22,830 |

See notes to financial statements.

## 1. NATURE OF BUSINESS

Apple Lane Group, LLC ("the Company") was formed as a Massachusetts Limited Liability Company on November 13, 2003 and became a FINRA registered broker / dealer on June 1, 2004. The Company provides consulting services to senior level management of business entities and acts as a placement agent in the issuance of private placement securities.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Revenue Recognition*** – The Company receives private placement fees from a limited number of clients. Revenue is recognized as services are delivered provided that persuasive evidence of the arrangement exists, fees are fixed or determinable and collection is reasonably assured. The Company did not receive any fees or recognize any revenues in 2014.

***Income Taxes*** – The Company is organized as a single member limited liability company and is not subject to federal or state income taxes. Income is taxable to the individual member. The Company recognizes in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not have any unrecognized tax benefits or accrued interest and penalties during the year ended December 31, 2014 and does not anticipate having any unrecognized tax benefits over the next twelve months. The Company is subject to audit by the IRS for tax periods commencing January 1, 2011.

***Use of Estimates*** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

***Subsequent Events*** - The Company has evaluated all subsequent events through February 2, 2015, the date the financial statements were available to be issued.

## 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $11,011, which was $6,011 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.07 to 1.

## 4. EXEMPT PROVISIONS UNDER RULE 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3 under provision (k)(2)(i), as a broker/dealer who engages exclusively in providing consulting services to private equity funds and private placements of securities structured primarily as equity or debt of private equity funds.

* * * * * *

# APPLE LANE GROUP, LLC

## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2014

| | | |
|---|---|---|
| MEMBER'S CAPITAL | $ | 11,011 |
| LESS NON-ALLOWABLE ASSETS: | | - |
| Net capital | $ | 11,011 |
| AGGREGATE INDEBTEDNESS | | |
| Accounts payable and accrued expenses | $ | 11,819 |
| Total aggregate indebtedness | $ | 11,819 |
| BASIC NET CAPITAL REQUIREMENT | | |
| Minimum capital requirement | $ | 5,000 |
| Excess net capital | $ | 6,011 |
| Ratio: aggregate indebtedness to net capital | | 1.07 |

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA, of Form X-17A-5 as of December 31, 2014)

| | | |
|---|---|---|
| Net capital as reported in the Company's FOCUS report | $ | 11,011 |
| Net audit adjustments | | - |
| Net capital per above | $ | 11,011 |

## APPLE LANE GROUP, LLC

**SCHEDULE II -COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

**SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

**DECEMBER 31, 2014**

Apple Lane Group, LLC claims an exemption from Rule 15c3-3 under Section (k)(2)(i).

STOWE & DEGON LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

## REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Director
Apple Lane Group, LLC
Lancaster, Massachusetts

We have reviewed management's statements, included in the accompanying Apple Lane Group's Exemption Report, in which (1) Apple Lane Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Apple Lane Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Apple Lane Group, LLC stated that Apple Lane Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Apple Lane Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Apple Lane Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stowe & Degon LLC

February 2, 2015



95A TURNPIKE ROAD • WESTBOROUGH, MASSACHUSETTS 01581
TELEPHONE (508) 983-6700 • FAX (508) 983-6701
*www.stowedegon.com*

ALG

APPLE
LANE
GROUP

Apple Lane Group's Exemption Report

Apple Lane Group LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R Section 240.15c3-3 under the following provisions of 17 C.F.R Section 240.15c3-3(k)(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Apple Lane Group LLC

I, Dayna Gant, CFA, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: Managing Director

Date: February 2, 2015